                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For              SUPPLEMENTAL DISCLOSURE DATED OCTOBER 9,  2001
    ---------------------------------------------------------------------------

         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
    ---------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
    ---------------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                  Form 40-F    X
          ------                                     ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No    X
   ------                   ------

                             Supplemental Disclosure
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.       Supplemental Disclosure dated October 9, 2001

                             [QUEBECOR WORLD LOGO]
                               QUEBECOR WORLD INC.

                             Supplemental Disclosure


                         QUEBECOR WORLD ADJUSTS EARNINGS
                         GUIDANCE AND WILL TAKE SPECIAL
                               CHARGES IN Q4 2001



                     FOR PUBLIC RELEASE ON OCTOBER 9, 2001



       http://www.quebecorworld.com/htmen/9_0/9_0_news.asp?NewsID=245

SUPPLEMENTAL DISCLOSURE
OUTLINE

                                                                                               PAGE
-           OVERVIEW                                                                             3
-           A TRACK RECORD OF GROWTH                                                             6
-           WORLD COLOR MERGER INTEGRATION                                                       7
-           PRINT MARKET ENVIRONMENT                                                             8
-           DISCUSSION OF CONSENSUS EARNINGS                                                     10
-           FINANCIAL GUIDANCE - 2001                                                            11
-           2001 RESTRUCTURING PLAN                                                              12
-           APPENDIX: SURVEY OF SPECIAL NON-RECURRING CHARGES                                    15


EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS RELEASE ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS. THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMERS' DEMAND FOR THE COMPANY'S PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY THE COMPANY'S COMPETITORS, AND GENERAL CHANGES IN ECONOMIC CONDITIONS.

--------------------------------------------------------------------------------
QUEBECOR WORLD                                                                 2

SUPPLEMENTAL DISCLOSURE
OVERVIEW


DESPITE THE SLOWING ECONOMY IN THE U.S. AND EUROPE RESULTING IN ADVERSE MARKET CONDITIONS, QUEBECOR WORLD HAS GENERATED YEAR-TO-DATE OPERATING MARGINS ALMOST EQUIVALENT TO THE RECORD LEVEL OF LAST YEAR, AND HAS GROWN DILUTED EARNINGS PER SHARE FROM $0.93 TO $0.97.

--------------------------------------------------------------------------------------------
AUGUST YEAR-TO-DATE
(UNAUDITED)                                 2001                  2000              % CHANGE
--------------------------------------------------------------------------------------------
Revenues                                   $4,173                $4,270               -2.3%

Operating Income                           $409.9                $426.1               -3.8%

Operating Income Margin                     9.8%                  10.0%

Net income                                 $151.0                $146.5                3.1%

EARNINGS PER SHARE                          $0.97                 $0.93                4.3%
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
QUEBECOR WORLD                                                                 3

SUPPLEMENTAL DISCLOSURE
OVERVIEW


HISTORICALLY, QUEBECOR WORLD EARNS MORE THAN 50% OF ITS NET INCOME IN THE LAST 4 MONTHS OF THE YEAR. THIS TREND WILL NOT MATERIALIZE IN 2001.


A RECOVERY OF THE ECONOMY AND PRINT MARKETS IS NOT EXPECTED TO OCCUR UNTIL MID-YEAR 2002.


IN LIGHT OF THIS CONTINUING DIFFICULT ECONOMIC ENVIRONMENT, EXACERBATED BY THE EVENTS OF SEPTEMBER 11TH, QUEBECOR WORLD HAS ANNOUNCED THE FOLLOWING:



 -    A REVISED EARNINGS OUTLOOK FOR THIRD QUARTER AND FULL YEAR 2001



 -    IMPLEMENTATION OF RESTRUCTURING INITIATIVES (THE "2001
      RESTRUCTURING PLAN") WHICH WILL RESULT IN THE RECOGNITION OF RESTRUCTURING AND OTHER CHARGES OF APPROXIMATELY $225 MILLION DURING THE FOURTH QUARTER OF 2001.


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                                 4

SUPPLEMENTAL DISCLOSURE
OVERVIEW


THE 2001 RESTRUCTURING PLAN TO BE IMPLEMENTED BY THE END OF 2002 CONTEMPLATES:



-   CLOSURE OF 7 FACILITIES, AND PARTIAL CLOSURE OF OTHERS.


- ELIMINATION OF APPROXIMATELY 6% OF QUEBECOR WORLD'S WORKFORCE GLOBALLY, OR APPROXIMATELY 2,500 EMPLOYEE POSITIONS.


-   STREAMLINING AND RATIONALIZATION OF THE MANUFACTURING PLATFORM.


-   ELIMINATING COSTS AND IMPROVING RETURNS.


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                                 5

SUPPLEMENTAL DISCLOSURE
A TRACK RECORD OF GROWTH


- BETWEEN 1989 AND 2000, QUEBECOR WORLD HAS GROWN REVENUES AT A RATE OF 23% AND HAS GROWN EARNINGS PER SHARE AT A RATE OF 25% ANNUALLY.

----------------------------------------------------------------------------------
                                     1989                2000                 CAGR
----------------------------------------------------------------------------------
Revenues ($ millions)                $653                $6,521               23%
Diluted EPS ($)(1)                   0.16                 1.89                25%
----------------------------------------------------------------------------------

1  BEFORE RESTRUCTURING AND OTHER CHARGES


- GROWTH HAS BEEN DRIVEN LARGELY BY ACQUISITIONS AND SUCCESSFUL INTEGRATION OF OPERATIONS. GROWTH HAS ALSO BEEN ACCOMPANIED BY TECHNOLOGICAL LEADERSHIP, OPERATIONAL EFFICIENCY AND A CLEAR UNDERSTANDING OF THE COST STRUCTURE REQUIRED FOR INDUSTRY LEADERSHIP.

- QUEBECOR WORLD UNDERTAKES THE 2001 RESTRUCTURING PLAN IN ORDER TO STRENGTHEN ITS FINANCIAL PROFILE AND IMPROVE ITS COST STRUCTURE.

-    THE COMPANY'S LONGER TERM STRATEGY IS TO CONTINUE TO BE THE
     LEADING INDUSTRY CONSOLIDATOR AND TO PURSUE GROWTH THROUGH A
     COMBINATION OF ORGANIC, NICHE AND STRATEGIC ACQUISITION
     OPPORTUNITIES.

--------------------------------------------------------------------------------
QUEBECOR WORLD                                                                 6

SUPPLEMENTAL DISCLOSURE
WORLD COLOR MERGER INTEGRATION

- IN OCTOBER 1999, QUEBECOR WORLD ACQUIRED WORLD COLOR PRESS FOR A TOTAL CONSIDERATION OF $2.8 BILLION.

-   MANAGEMENT FOCUSED ON INTEGRATING OPERATIONS FOR THE NEXT 18 MONTHS.

- ANNUALIZED COST SAVINGS AND SYNERGIES OF APPROXIMATELY $110 MILLION WERE REALIZED THROUGH:

        -   PLANT CLOSURES

        -   CONSOLIDATION AND SPECIALIZATION OF PRODUCTION FACILITIES

        -   OTHER RESTRUCTURING INITIATIVES


----------------------------------------------------------------------------------------------------
            KEY PERFORMANCE                   1998                       2000
              INDICATORS                   PRE-MERGER                 POST-MERGER           % CHANGE
----------------------------------------------------------------------------------------------------
Revenues ($ millions)                       3,808                      6,521                    71%
EBITDA ($ millions)                          541                       1,070                    98%
EBIT ($ millions)                            317                        725                     129%
EBITDA%                                     14.2%                      16.4%
EBIT%                                        8.3%                      11.1%
EPS(1)                                      $1.29                      $1.89                    47%
Free Cash Flow ($ millions)                  125                        747                     498%
----------------------------------------------------------------------------------------------------

1  Fully diluted, before Restructuring & other charges


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                                 7

 SUPPLEMENTAL DISCLOSURE
 PRINT MARKET ENVIRONMENT

- U.S. COMMERCIAL PRINTING SHIPMENTS THROUGH THE END OF JULY 2001 WERE DOWN 4% VERSUS 2000 AND WERE DOWN 9% IN THE MONTH OF JULY 2001

- MAGAZINE AD PAGES ARE DOWN 11.2% FOR THE FIRST 8 MONTHS OF 2001 VERSUS THE SAME PERIOD LAST YEAR.

-   LEADING MAGAZINES ARE EXPERIENCING AD PAGE DECLINES IN EXCESS OF 20% YTD.

- SEPTEMBER 11TH IMPACT FURTHER CURTAILED AD SPENDING, PARTICULARLY GENERAL COMMERCIAL PRINTING AND MAGAZINE AD PAGES

- SEPTEMBER'S U.S. CONSUMER CONFIDENCE INDEX SUFFERED THE LARGEST ONE-MONTH DECLINE SINCE OCTOBER, 1990.

-   MANY  CATALOGERS  AND  DIRECT  MAILERS   SUSPENDED   SHIPMENTS  DUE  TO  LOW
    PROBABILITY OF RESPONSE/READERSHIP FOLLOWING TERRORIST ATTACKS.

- IN-FLIGHT MAGAZINES, TRAVEL AND HOSPITALITY BROCHURES NEGATIVELY AFFECTED BY SEPTEMBER 11TH ATTACKS.

- EUROPEAN ECONOMIES ALSO EXPERIENCING SETBACKS IN CONSUMER CONFIDENCE, WITH NEGATIVE IMPLICATIONS FOR ADVERTISING SPENDING.



--------------------------------------------------------------------------------
QUEBECOR WORLD                                                                 8

SUPPLEMENTAL DISCLOSURE
PRINT MARKET ENVIRONMENT

                        US$ COMMERCIAL PRINTING SHIPMENTS



QUEBECOR WORLD
U.S. Commercial Printing Shipments ($Millions)


                 Jan       Feb        Mar       Apr       May      Jun       Jul       Aug       Sep       Oct       Nov      Dec
      2000      7981      8454       8768      8411      8646     8928      8466      9039      9272      9341      9227     8923
      2001      8009      8301       8757      8092      8149     8086      7818

                       US$ COMMERCIAL PRINTING SHIPMENTS

                                  [GRAPH HERE]



SOURCE: U.S. DEPARTMENT OF CENSUS

--------------------------------------------------------------------------------
QUEBECOR WORLD                                                                 9

SUPPLEMENTAL DISCLOSURE
DISCUSSION OF CONSENSUS EARNINGS

-------------------------------------------------------------------------------------------------------------------
                                                                EARNINGS PER SHARE(1),(2)
------------------------------------------------------------------------------------------------------------------------------
                       FIRST QUARTER           SECOND QUARTER       THIRD QUARTER         FOURTH QUARTER         FULL YEAR
------------------------------------------------------------------------------------------------------------------------------
                       EPS       %             EPS       %          EPS         %         EPS        %          EPS        %
------------------------------------------------------------------------------------------------------------------------------
1998                  $ 0.16     +7%          $ 0.31    +15%       $ 0.38      +27%      $ 0.44     +10%       $ 1.29     +15%
1999                  $ 0.18    +13%          $ 0.36    +16%       $ 0.43      +13%      $ 0.58     +32%       $ 1.55     +20%
2000                  $ 0.24    +33%          $ 0.40    +11%       $ 0.58      +35%      $ 0.69     +19%       $ 1.89     +22%
2001                  $ 0.27    +13%          $ 0.41     +3%       $ 0.57(3)    -2%      $ 0.70(3)   +1%       $ 1.96(3)   +4%
------------------------------------------------------------------------------------------------------------------------------

1  BEFORE RESTRUCTURING AND OTHER  CHARGES.
2  DILUTED EARNINGS PER SHARE
3 EARNINGS ESTIMATES BASED ON CONSENSUS ACCORDING TO FIRST CALL, A THOMSON COMPANY AS AT OCT 3, 2001.


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                                10

SUPPLEMENTAL DISCLOSURE
FINANCIAL GUIDANCE  - 2001


- Q3 EPS OF $0.48 (MID-POINT OF GUIDANCE RANGE) REPRESENTS 17% DECLINE OVER Q3 2000

----------------------------------------------------------------------------------------------------------
              IN $ MILLIONS                       ACTUAL                   EARNINGS             EARNINGS
            (except per share                      2001                    GUIDANCE             GUIDANCE
                  data)                          JUNE YTD                   Q3 2001             YEAR 2001
----------------------------------------------------------------------------------------------------------
Revenues                                          $3,079                   $1,600               $6,200
----------------------------------------------------------------------------------------------------------
Diluted EPS(1)                                     $0.68                $0.45 - $0.50        $1.55 - $1.65
----------------------------------------------------------------------------------------------------------

1   Before Restructuring & other charges

--------------------------------------------------------------------------------
QUEBECOR WORLD                                                                11

SUPPLEMENTAL DISCLOSURE
2001 RESTRUCTURING PLAN

PURPOSE

-   PROACTIVE MANAGEMENT RESPONSE TO WEAK MARKET CONDITIONS

-   REDUCE COST STRUCTURE AND PROTECT INDUSTRY-LEADING OPERATING MARGINS

-   PROTECT FINANCIAL PROFILE

-   INCREASE READINESS FOR ECONOMIC RECOVERY AND NEXT STAGE OF GROWTH



SCOPE

-   SIMILAR APPROACH TO SUCCESSFUL 1999 RESTRUCTURING PROGRAM

-   TARGETED CLOSURE OF FACILITIES

-   FURTHER CONSOLIDATION AND SPECIALIZATION OF MANUFACTURING PLATFORM

-   INVESTMENT IN ROBOTICS AND OTHER PRODUCTIVITY TOOLS

-   RESTRUCTURING PLAN TO BE LARGELY IMPLEMENTED BY THE END OF 2002




--------------------------------------------------------------------------------
QUEBECOR WORLD                                                                12

SUPPLEMENTAL DISCLOSURE
2001 RESTRUCTURING PLAN

TOTAL ONE-TIME CHARGE OF APPROXIMATELY $225 MILLION NECESSARY UNDER CURRENT MARKET CONDITIONS TO PROTECT OPERATING MARGINS AND ACHIEVE EFFICIENCY LEVELS TYPICAL OF QUEBECOR WORLD .



-   CASH COSTS : $100 MILLION (APPROX.)

        -   PLANT CLOSURES

        -   SEVERANCE

        -   REAL ESTATE AND OTHER COMMITMENTS



-   NON-CASH COSTS : $125 MILLION (APPROX.)

        -   WRITE-DOWN OF INVESTMENTS AND OTHER ASSETS (INCL. IDLED ASSETS)

        -   INCREMENTAL PROVISION FOR BAD DEBT EXPENSE




--------------------------------------------------------------------------------
QUEBECOR WORLD                                                                13

SUPPLEMENTAL DISCLOSURE
2001 RESTRUCTURING PLAN

ECONOMICS OF RESTRUCTURING

-   $100 MILLION CASH INVESTMENT

-   EXPECT $45 MILLION ANNUALIZED COST SAVINGS BY 2002

-------------------------------------------------------------------------------------------
                                                           1999 Plan              2001 Plan
-------------------------------------------------------------------------------------------
Plant Closures                                                11                     7
-------------------------------------------------------------------------------------------
Employee Positions                                           3400                   2500
-------------------------------------------------------------------------------------------
Target Cost Savings and Synergies (annual)                    50                     45
-------------------------------------------------------------------------------------------
Realized Cost Savings and Synergies (annual)                  110                    TBD
-------------------------------------------------------------------------------------------
EPS Impact (annual)                                          $0.53                  $0.25
-------------------------------------------------------------------------------------------
Restructuring and other special charges ($M)                 $180                   $225
-------------------------------------------------------------------------------------------
Cash costs ($M)                                              $143                   $100
-------------------------------------------------------------------------------------------
Implementation Period (months)                                18                     15
-------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                                14

                                                                        APPENDIX
SUPPLEMENTAL DISCLOSURE
SURVEY OF SPECIAL NON-RECURRING CHARGES


                                CANADIAN MARKET
                   SUMMARY OF SPECIAL NONRECURRING CHARGES(1)

(IN $ MILLION, C$ FOR CANADIAN COMPARISON GROUP AND US$ FOR US COMPARISON GROUP & IQW)

                                                            LAST TWELVE MONTHS
                                                 -------------------------------------------  ENTERPRISE
                                                   REVENUE          EBITDA      TOTAL ASSETS    VALUE
Total sample of Canadian companies(2)
   Average (111 Companies)                          3,873            693           4,567         4,339

Canadian Comparison Group(3)
   Average (36 Companies)                           3,603            567           4,460         3,926
   UNUSUAL PRE-TAX CHARGE AS %(4)                    (7.9%)        (35.1%)          (5.6%)        (6.3%)

US Comparison Group
   Average (132 Companies)                          8,586          1,582           9,526         9,657
   UNUSUAL PRE-TAX CHARGE AS %                       (3.1%)        (20.3%)          (3.0%)        (3.2%)

Quebecor World
   Current                                          6,421          1,044           6,417         5,887
   PRE-TAX CHARGE AS %                              ( 3.5%)        (21.6%)          (3.5%))       (3.8%)

   Source for Comparison group data : Quebecor World research
   (1) Pre-tax charges related to on- going operations.
   (2) Includes a sample of comparable Canadian companies
   (3) Canadian companies having taken a special non- recurring charge in the last 12 months.
   (4) Excludes outliers


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                                15

                             [QUEBECOR WORLD LOGO]

                                 QUEBECOR WORLD


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                                16

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



               QUEBECOR WORLD INC.



               By:     /s/ Marie D. Hlavaty
                      --------------------------------------------------------
               Name:       Marie D. Hlavaty
               Title:      Vice President, General Counsel & Secretary



Date: October 10, 2001